

October 22, 2010

William P. Danielczyk
Executive Chairman
Innolog Holdings Corporation
4000 Legato Road
Suite 830
Fairfax, VA 22033

>   **Re: Innolog Holdings Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **File No. 333-140633**

Dear Mr. Danielczyk:

We have reviewed your response letter dated October 15, 2010 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form 8-K filed October 15, 2010

Exhibit 99.1

1. We note you recorded a gain of $1,360,551 in regard to the exchange of the seller note payable and associated accrued interest of 85,551 for Series A convertible preferred stock that you valued at $10,000. Please explain to us how the fair value of the preferred stock was determined. Since this seller note was issued in the acquisition of Innovative in which there is a remaining balance of goodwill of $3,056,238 recognized in that acquisition, please explain to us why there is no impairment of that goodwill in view of the valuation of the preferred stock issued in the exchange of the seller note. Cite for us the accounting guidance relied upon in support of your accounting.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief